UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 14, 2016, NeuroDerm Ltd. (“NeuroDerm” or the “Company”) held its 2016 Annual General Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on four proposals, which were described in the notice and proxy statement relating to the Annual Meeting (which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on May 17, 2016). Each proposal voted on at the Annual Meeting and listed below was approved in accordance with the relevant majority requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

(1)	Re-election of each of Dr. Shmuel Cabilly and Mr. Larry Ellberger as a Class II director of the Company, to serve as a director for a three-year term, until the Company’s annual general meeting of shareholders in 2019, and until his successor is duly elected and qualified.

(2)	Ratification of the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2016 and for the period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors, with power of delegation to its audit committee, to set the fees to be paid to such auditors.

(3)	Approval, in accordance with the requirements of the Companies Law, of an option grant to, and an increase in the salary of, Dr. Oded Lieberman, NeuroDerm’s Chief Executive Officer.

(4)	Approval, in accordance with the requirements of the Companies Law, of an increase in the annual director fees payable to NeuroDerm’s director, Mr. Larry Ellberger.

The content of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

By:	/s/ Roy Golan
Name:	Roy Golan
Title:	Chief Financial Officer

Dated: June 15, 2016